# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gambling.com Group Ltd, CIK 0001839799
CUSIP: G3R239101
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 22 GRENVILLE STREET, ST. HELIER, Jersey (Y9), JE4 8PX
Date of event which requires filing of this statement: 11/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001906419

## Reporting persons
- Charles Gillespie: type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); sole voting power 176,234; shared voting power 3,718,176; sole dispositive power 176,234; shared dispositive power 3,718,176; aggregate amount beneficially owned 3,894,410 (11.1% of the class)
- Praetorium Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,718,176; sole dispositive power 0; shared dispositive power 3,718,176; aggregate amount beneficially owned 3,718,176 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Gambling.com Group Ltd
Address of issuer's principal executive offices: 22 GRENVILLE STREET, ST. HELIER, JERSEY, JE4 8PX

## Item 2. Person Filing
Name of person filing:
(i) Charles Gillespie

(ii) Praetorium Limited
Address of principal business office or, if none, residence:
The address of the principal business office of Charles Gillespie is:

c/o Gambling.com Group Limited
22 Grenville Street
St. Helier, Jersey
Jersey JE 89X, Channel Islands

The address of the principal business office of Praetorium Limited is:

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
Grand Cayman
PO Box 10240
KY1-1002
Cayman Islands
Citizenship: See the responses to Item 4 of the attached cover pages

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Charles Gillespie: 3,894,410 Ordinary Shares

(ii) Praetorium Limited: 3,718,176 Ordinary Shares
Percent of class:
(i) Charles Gillespie: 11.1% (percentage ownership is calculated based on 35,185,156 Ordinary
Shares outstanding as of September 30, 2025)

(ii) Praetorium Limited: 10.6% (percentage ownership is calculated based on 35,185,156 Ordinary
Shares outstanding as of September 30, 2025)
Sole power to vote or to direct the vote:
(i) Charles Gillespie: 176,234 Ordinary Shares

(ii) Praetorium Limited: 0 Ordinary Shares
Shared power to vote or to direct the vote:
(i) Charles Gillespie: 3,718,176 Ordinary Shares

(ii) Praetorium Limited: 3,718,176 Ordinary Shares
Sole power to dispose or to direct the disposition:
(i) Charles Gillespie: 176,234 Ordinary Shares

(ii) Praetorium Limited: 0 Ordinary Shares
Shared power to dispose or to direct the disposition:
(i) Charles Gillespie: 3,718,176 Ordinary Shares

(ii) Praetorium Limited: 3,718,176 Ordinary Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Charles Gillespie: /s/ Charles Gillespie, Charles Gillespie (11/25/2025)
- Praetorium Limited: /s/ Charles Gillespie, Sole Director (11/25/2025)